SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COMPASS DIGITAL ACQUISITION CORP.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G2476C107

(CUSIP Number)

Thomas Hennessy

HCG Opportunity, LLC

195 US Hwy 50, Suite 309

Zephyr Cove, NV 89448

(775) 339-1671

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 24, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G2476C107	Schedule 13D/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
HCG Opportunity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,093,036 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,093,036 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,036 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.5 (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. Includes (i) 832,095 of the Issuer’s Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), held by HCG Opportunity, LLC (the “Sponsor”), which is convertible into 832,095 of the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and (ii) 2,260,941 Class A Ordinary Shares, (x) 393,337 of which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on October 19, 2023 and (y) 1,867,604 of which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on July 24, 2024. HCG Opportunity MM, LLC (“HCG MM”) is the sole member of the Sponsor. Thomas D. Hennessy (“Mr. Hennessy”) and Daniel J. Hennessy (collectively, with the Sponsor, HCG MM and Mr. Hennessy, the “Reporting Persons”) are the sole members of HCG MM and serve on the Issuer’s board of directors. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

2. This percentage set forth herein is calculated based on the sum of (i) 5,681,485 Class A Ordinary Shares outstanding as of July 24, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 24, 2024, and (ii) 832,095 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 832,095 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP No.: G2476C107	Schedule 13D/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
HCG Opportunity MM, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,093,036 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,093,036 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,036 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. Includes (i) 832,095 of the Issuer’s Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), held by HCG Opportunity, LLC (the “Sponsor”), which is convertible into 832,095 of the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and (ii) 2,260,941 Class A Ordinary Shares, (x) 393,337 of which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on October 19, 2023 and (y) 1,867,604 of which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on July 24, 2024. HCG Opportunity MM, LLC (“HCG MM”) is the sole member of the Sponsor. Thomas D. Hennessy (“Mr. Hennessy”) and Daniel J. Hennessy (collectively, with the Sponsor, HCG MM and Mr. Hennessy, the “Reporting Persons”) are the sole members of HCG MM and serve on the Issuer’s board of directors. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

2. This percentage set forth herein is calculated based on the sum of (i) 5,681,485 Class A Ordinary Shares outstanding as of July 24, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 24, 2024, and (ii) 832,095 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 832,095 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP No.: G2476C107	Schedule 13D/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Thomas D. Hennessy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,093,036 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,093,036 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,036 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. Includes (i) 832,095 of the Issuer’s Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), held by HCG Opportunity, LLC (the “Sponsor”), which is convertible into 832,095 of the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and (ii) 2,260,941 Class A Ordinary Shares, (x) 393,337 of which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on October 19, 2023 and (y) 1,867,604 of which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on July 24, 2024. HCG Opportunity MM, LLC (“HCG MM”) is the sole member of the Sponsor. Thomas D. Hennessy (“Mr. Hennessy”) and Daniel J. Hennessy (collectively, with the Sponsor, HCG MM and Mr. Hennessy, the “Reporting Persons”) are the sole members of HCG MM and serve on the Issuer’s board of directors. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

2. This percentage set forth herein is calculated based on the sum of (i) 5,681,485 Class A Ordinary Shares outstanding as of July 24, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 24, 2024, and (ii) 832,095 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 832,095 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP No.: G2476C107	Schedule 13D/A	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
Daniel J. Hennessy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,093,036 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,093,036 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,036 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. Includes (i) 832,095 of the Issuer’s Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), held by HCG Opportunity, LLC (the “Sponsor”), which is convertible into 832,095 of the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and (ii) 2,260,941 Class A Ordinary Shares, (x) 393,337 of which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on October 19, 2023 and (y) 1,867,604 of which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on July 24, 2024. HCG Opportunity MM, LLC (“HCG MM”) is the sole member of the Sponsor. Thomas D. Hennessy (“Mr. Hennessy”) and Daniel J. Hennessy (collectively, with the Sponsor, HCG MM and Mr. Hennessy, the “Reporting Persons”) are the sole members of HCG MM and serve on the Issuer’s board of directors. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

2. This percentage set forth herein is calculated based on the sum of (i) 5,681,485 Class A Ordinary Shares outstanding as of July 24, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 24, 2024, and (ii) 832,095 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 832,095 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP No.: G2476C107	Schedule 13D/A	Page 6 of 8 Pages

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of (i) HCG Opportunity, LLC, a Delaware limited liability company (the “Sponsor”), (ii) HCG Opportunity MM, LLC, a Delaware limited liability company and the sole member of the Sponsor (“HCG MM”), (iii) Thomas D. Hennessy, a citizen of the United States of America (“Mr. T. Hennessy”) and (iv) Daniel J. Hennessy, a citizen of the United States of America (“Mr. D. Hennessy” and collectively, with the Sponsor, and Mr. T. Hennessy, the “Reporting Persons”) for the purpose of updating the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 30, 2023 (the “Statement”) as a result of the (i) 2024 Redemptions (as defined below) and (ii) the 2024 Founder Share Conversion (as defined below), as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on July 24, 2024.

This Schedule 13D/A is being filed to report amendments to the Schedule 13D as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 18, 2024, the Issuer held an extraordinary general meeting of shareholders in lieu of an annual general meeting of shareholders (the “2024 Meeting”). At the 2024 Meeting, the Issuer’s shareholders approved a proposal to amend the Issuer’s amended and restated memorandum and articles of incorporation to extend the date by which the Issuer must consummate a business combination from July 19, 2024 to December 19, 2024, and then on a monthly basis up to four (4) times until April 19, 2025 (or such earlier date as determined by the Board (the “Extension Amendment Proposal”). In connection with the vote to approve the Extension Amendment Proposal, the holders of 2,713,143 Class A Ordinary Shares properly exercised their right to redeem such shares for cash at a redemption price of approximately $10.92 per share, for an aggregate redemption amount of approximately $29.6 million (the “2024 Redemptions”).

In connection with the 2024 Meeting and the 2024 Redemptions, on July 24, 2024, the Issuer issued an aggregate of 2,600,000 Class A Ordinary Shares to the Sponsor and the Old Sponsor (together with the Sponsor, the “Sponsors”) upon the conversion (the “2024 Founder Share Conversion”) of an equal number of Class B Ordinary Shares held by the Sponsors (with 1,867,604 Class B Ordinary Shares held by the Sponsor and 732,396 Class B Ordinary Shares held by the Old Sponsor). The Class A Ordinary Shares issued in connection with the 2024 Founder Share Conversion are subject to the same restrictions applicable to the Class B Ordinary Shares prior to the 2024 Founder Share Conversion, including certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a business combination as described in the final prospectus filed with the SEC by the Issuer on October 18, 2021 in connection with the Issuer’s initial public offering.

Following the 2024 Redemptions, there are 5,681,485 Class A Ordinary Shares issued and outstanding and 2,110,122 Class B Ordinary Shares issued and outstanding.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (e) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 7,791,607 Ordinary Shares, including 5,681,485 Class A Ordinary Shares and 2,110,122 Class B Ordinary Shares, issued and outstanding as of July 24, 2024) are as follows:

HCG Opportunity, LLC

a)		Amount beneficially owned: 3,093,036	Percentage: 47.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,093,036
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,093,036

CUSIP No.: G2476C107	Schedule 13D/A	Page 7 of 8 Pages

HCG Opportunity MM, LLC

a)		Amount beneficially owned: 3,093,036	Percentage: 47.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,093,036
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,093,036

Thomas D. Hennessy

a)		Amount beneficially owned: 3,093,036	Percentage: 47.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,093,036
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,093,036

Daniel J. Hennessy

a)		Amount beneficially owned: 3,093,036	Percentage: 47.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,093,036
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,093,036

HCG MM is the sole member of the Sponsor. Mr. T. Hennessy and Mr. D. Hennessy are the sole members of HCG MM and serve on the Issuer’s board of directors. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this Schedule 13D/A, except as described in Item 4 of this Schedule 13D/A which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

On July 24, 2024, the Sponsors and the Issuer entered into a side letter agreement to the Letter Agreement, pursuant to which the Sponsor agreed that the Class A Ordinary Shares issued in connection with the 2024 Founder Share Conversion are subject to the same restrictions as the Class B Ordinary Shares before the 2024 Founder Share Conversion, as set forth in the Letter Agreement, including certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a business combination as described in the prospectus for the Issuer’s initial public offering.

CUSIP No.: G2476C107	Schedule 13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024	HCG Opportunity, LLC

	By:	HCG Opportunity MM, LLC, its sole member
	By:	/s/ Thomas D. Hennessy
	Name:	Thomas D. Hennessy, Authorized Signatory

HCG Opportunity MM, LLC

	By:	/s/ Thomas D. Hennessy
	Name:	Thomas D. Hennessy, Authorized Signatory

Thomas D. Hennessy
/s/ Thomas D. Hennessy

Daniel J. Hennessy
	By:	/s/ Thomas D. Hennessy
	Name:	Thomas D. Hennessy,
Attorney-in-fact for Daniel J. Hennessy